Exhibit 99.20

MILLENNIAL ESPORTS CORP.

Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Millennial Esports Corp. (the “Company”) were prepared by management in accordance with International Financial Reporting Standards. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the date of financial position. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards (“IFRS”) and their interpretations adopted by the International Accounting Standards Board (“IASB”).

Management has established processes which are in place to provide them with sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Millennial Esports Corp.

We have audited the accompanying consolidated financial statements of Millennial Esports Corp. and its subsidiaries, which comprise the consolidated statement of financial position as at August 31, 2018, and the consolidated statement of loss and comprehensive loss, consolidated statement of changes in shareholders’ equity (deficiency) and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Millennial Esports Corp. and its subsidiaries as at August 31, 2018, and their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards.

Other Matters

The consolidated financial statements of Millennial Esports Corp. for the year ended August 31, 2017 were audited by other auditors who expressed an unmodified opinion on those statements on December 31, 2017.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that Millennial Esports Corp. had continuing losses during the year ended August 31, 2018 and a working capital deficiency as at August 31, 2018. These conditions along with other matters set forth in Note 1 indicate the existence of a material uncertainty that may cast significant doubt about the ability of Millennial Esports Corp. to continue as a going concern.

UHY McGovern Hurley LLP

Chartered Professional Accountants Licensed Public Accountants
TORONTO, Canada April 8, 2019

Independent Auditors’ Report

To the Shareholders of Millennial Esports Corp.:

We have audited the accompanying consolidated financial statements of Millennial Esports Corp. (formerly Stratton Capital Corp.) and its subsidiaries, which comprise the consolidated statements of financial position as at August 31, 2017 and 2016, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ deficiency and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the statements of financial position of Millennial Esports Corp. (formerly Stratton Capital Corp.) and its subsidiaries as at August 31, 2017 and 2016 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern.

Toronto, Ontario	Chartered Professional Accountants
December 31, 2017	Licensed Public Accountants

Millennial Esports Corp. Consolidated Statements of Financial Position (Expressed in United States Dollars)

As at August 31,	2018	2017
Assets
Current Assets
Cash	$607,933	$1,599,063
Short-term investments	-	123,644
Accounts and other receivables	558,825	125,139
Government remittances receivable	479,587	152,108
Prepaid expenses and deposits	44,240	344,585
Total Current Assets	1,690,585	2,344,539
Long-term investment (Note 8)	-	1,328,077
Long-term deposit	29,231	-
Property and equipment (Note 11)	162,871	70,980
Intangible assets (Note 10)	5,969,991	2,512,550
Leasehold improvements (Note 12)	3,314	869,495
Goodwill (Note 9)	6,907,801	1,714,868
Deferred income tax asset (Note 23)	144,822	-
Total Assets	$14,908,615	$8,840,509
Liabilities
Current Liabilities
Accounts payable and accrued liabilities (Note 22)	$2,757,269	$567,815
McClaren loan (Note 14)	115,303	-
Put option redemption liability (Note 4)	1,966,593	-
Customer points liability	8,270	8,270
Warrant liability (Note 16)	819,245	7,188,957
Current portion of long-term debt (Note 14)	79,356	-
Current portion of contingent performance share obligation (Note 7)	262,265	569,486
Deferred revenue	34,039	-
Contingent consideration (Note 4)	1,446,719	-
Total Current Liabilities	7,489,059	8,334,528
Contingent performance share obligation (Note 7)	405,077	1,495,664
Deferred income tax liability (Note 23)	-	447,781
Long-term debt (Note 14)	224,807	-
Total Liabilities	8,118,943	10,277,973
Shareholders’ Equity (Deficiency)
Share capital (Note 17)	29,573,077	11,633,752
Shares to be issued (Note 7)	455,736	-
Contributed surplus	2,722,686	442,146
Accumulated other comprehensive loss	(945,705)	(703)
Deficit	(25,016,122)	(13,512,659)
Total Shareholders’ Equity (Deficiency)	6,789,672	(1,437,464)
Total Liabilities and Shareholders’ Equity (Deficiency)	$14,908,615	$8,840,509

The accompanying notes are an integral part of these consolidated financial statements.

Corporate Information and Going Concern (Note 1)

Commitments and Contingencies (Notes 13 and 19)

Subsequent Events (Note 25)

On Behalf of the Board:
“Peter Liabotis”	“Bryan Rehani”
Director	Director

Millennial Esports Corp. Consolidated Statements of Loss and Comprehensive Loss (Expressed in United States Dollars)

For the years ended August 31,	2018	2017

Revenues
Games and membership income	$2,634,395	$2,864
Event income	998,443	306,166

Total Revenues	3,632,838	309,030

Expenses
Consulting (Note 22)	2,664,266	680,690
Salaries and wages (Note 22)	1,785,587	519,068
Amortization and depreciation (Note 10, 11, and 12)	1,725,719	336,302
Direct costs	2,585,172	-
Sponsorships and tournaments	1,396,924	1,093,184
Share-based payments (Notes 15 and 22)	2,305,039	441,970
Professional fees	1,064,612	725,861
Advertising and promotion	550,040	108,949
Travel	419,130	151,832
Rent	343,262	188,315
Office and general	693,353	222,473
Website maintenance and internet	169,799	127,500
Insurance	47,245	28,257
Interest and bank charges	28,213	1,671
Loss (gain) on foreign exchange	101,079	(53,908)
Bad debt expense	4,042	-
Change in fair value of warrant liability (Note 16)	(4,908,704)	5,424,782
Change in fair value of conversion feature of convertible debt	-	5,202
Accretion expense (Notes 4 and 16)	34,673	51,758
Listing fees (Note 5)	-	357,407
Change in fair value measurement of contingent consideration and long-term debt (Notes 4, 7, and 14)	(429,951)	-
Gain on settlement of debt	(98,145)	-
Writedown of long-term investment (Note 8)	1,570,777	-
Writedown of leasehold improvements (Note 12)	862,973	-
Impairment of intangible assets (Note 10)	1,688,980	-
Impairment of goodwill (Note 7, and 9)	1,391,859	-

Total Expenses	15,995,944	10,411,313

Loss before income taxes	(12,363,106)	(10,102,283)
Deferred income tax recovery (Note 23)	859,643	45,758

Net loss for the year	$(11,503,463)	$(10,056,525)
Other comprehensive loss
Foreign currency translation differences	(945,002)	(703)

Comprehensive loss for the year	(12,448,465)	(10,057,228)
Basic and diluted net loss per share (Note 24)	$(0.08)	$(0.12)
Weighted average number of common shares outstanding	136,599,592	83,901,891

The accompanying notes are an integral part of these consolidated financial statements.

Millennial Esports Corp.

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

(Expressed in United States Dollars)

	Shares Capital		Share to be	Accumulated Other Comprehensive	Contributed
	Number	Amount	Issued	Loss	Surplus	Deficit	Total
Balance, August 31, 2016	21,625,000	$1,965,126	$-	$-	$-	$(3,456,134)	$(1,491,008)
To record effect of reverse takeover transaction	65,638,856	4,773,982	-	-	176	-	4,774,158
Share-based payments -	-	-	-	-	441,970	-	441,970
Common shares issued in conjunction with acquisition of Stream Hatchet	2,951,973	518,602	-	-	-	-	518,602
Common shares issued in conjunction with acquisition of IDEAS+CARS	1,339,655	856,951	-	-	-	-	856,951
Common shares issued on private placements, net of costs	21,091,954	5,040,742	-	-	-	-	5,040,742
Issuance of warrants	-	(1,855,823)	-	-	-	-	(1,855,823)
Common shares issued on exercise of warrants	830,000	334,172	-	-	-	-	334,172
Other comprehensive loss	-	-	-	(703)	-	-	(703)
Net loss for the year	-	-	-	-	-	(10,056,525)	(10,056,525)
Balance, August 31, 2017	113,477,438	$11,633,752	$-	$(703)	$442,146	$(13,512,659)	$(1,437,464)
Shares issued for services	415,116	270,340	-	-	-	-	270,340
Performance shares	-	-	455,736	-	-	-	455,736
Share-based payments	-	-	-	-	2,305,039	-	2,305,039
Common shares and call option issued and warrants acquired on acquisition of Eden Games	4,438,522	2,314,216	-	-	104,883	-	2,419,099
Common share issued on private placements, net of costs	38,090,276	12,211,746	-	-	-	-	12,211,746
Issuance of warrants	-	(2,495,354)	-	-	32,131	-	(2,463,223)
Common shares issued on exercise of options	1,272,500	296,398	-	-	(161,513)	-	134,885
Common shares issued on exercise of warrants	7,400,666	5,341,979	-	-	-	-	5,341,979
Net loss for the year	-	-	-	-	-	(11,503,463)	(11,503,463)
Other comprehensive loss	-	-	-	(945,002)	-	-	(945,002)
Balance, August 31, 2018	165,094,518	$29,573,077	$455,736	$(945,705)	$2,722,686	$(25,016,122)	$6,789,672

The accompanying notes are an integral part of these consolidated financial statements.

Millennial Esports Corp. Consolidated Statements of Cash Flows (Expressed in United States Dollars)

For the years ended August 31,	2018	2017

Operating activities
Net loss for the year	$(11,503,463)	$(10,056,525)
Items not affecting cash used in operating activities: Amortization and depreciation	1,725,719	336,302
(Gain) loss on change in fair value of warrants payable	(4,908,704)	5,424,782
Write-down of long-term investment	1,570,777	-
Write-down of leasehold improvements	862,973	-
Impairment of goodwill	1,391,859	-
Impairment of intangible assets	1,688,980	-
Change in fair value measurement of contingent consideration and long-term debt	(429,951)	-
Gain on settlement of debt	(98,145)	-
Bad debt expense	4,042	-
Unrealized foreign exchange (gain) loss	(117,085)	122,334
Deferred income tax recovery	(859,643)	(45,758)
Change in fair value of conversion feature of convertible debt	-	5,202
Accretion expense	34,673	51,758
Share-based payments	2,305,039	441,970
Listing fee	-	211,829
	(8,332,929)	(3,508,106)
Changes in non-cash working capital:
Accounts and other receivable	(437,728)	(13,165)
Government remittances receivable	(327,479)	(119,554)
Prepaid expenses and deposits	269,414	(325,735)
Accounts payable and accrued liabilities	3,422,679	21,482
Customer points liability	-	(8,363)
Deferred revenue	34,039	-
Net cash flows from operating activities	(5,372,004)	(3,953,441)
Investing activities
Additions to leasehold improvements	-	(910,916)
Long-term investment	(242,700)	(1,328,077)
Short-term investments	123,644	(123,644)
Long term deposit	1,700	-
Cash acquired on reverse takeover	-	834
Cash paid on acquisition of Eden Games	(8,462,125)	-
Cash acquired on acquisition of Eden Games	425,795	-
Purchase of property and equipment	(47,613)	(18,982)
Cash paid on acquisition of Stream Hatchet S.L.	-	(135,812)
Cash paid on acquisition of IDEAS+CARS	-	(131,182)
Cash acquired on acquisition of Stream Hatchet S.L.	-	1,355
Bank indebtedness assumed on acquisition of IDEAS+CARS	-	(32,222)
Net cash flows from investing activities	(8,201,299)	(2,678,646)
Financing activities
Proceeds from share issuances prior to reverse takeover transaction	-	3,104,635
Proceeds from private placements	11,196,627	5,040,742
Proceeds from exercise of options and warrants	1,433,532	31,289
Costs of issue	(119,484)	-
Proceeds received from McLaren loan	133,759	-
Repayment of McLaren loan	(8,337)	-
Repayment of long-term debt	(53,924)	-
Net cash flows from financing activities	12,582,173	8,176,666

Millennial Esports Corp. Consolidated Statements of Cash Flows (Continued) (Expressed in United States Dollars)

For the years ended August 31,	2018	2017

Change in cash	(991,130)	1,544,579
Cash, beginning of year	1,599,063	54,484

Cash, end of year	$607,933	$1,599,063

Non-Cash Transactions:
Put option redemption liability on acquisition of Eden Games (Note 4)	2,037,387	-
Contingent consideration on acquisition of Eden Games (Note 4)	1,148,601	-
Finders’ warrants (Note 17)	32,131	-
Shares to be issued (Note 7)	455,736	-
Performance shares (Note 17)	270,340	-
Debt settled with shares	1,156,512	-
Option exercise for debt settlement	133,228	-
Shares issued on acquisition of Eden Games (Note 4)	2,314,216	-
Shares issued on acquisition of Stream Hatchet (Note 6)	-	518,602
Shares issued on acquisition of IDEAS+CARS (Note 7)	-	856,951

The accompanying notes are an integral part of these consolidated financial statements.

Millennial Esports Corp

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

1.	Corporate Information and Going Concern

Millennial Esports Corp. (“Millennial” or “the Company”) was incorporated under the Business Corporations Act (Ontario) on April 8, 2011. The registered head office of the Company is 82 Richmond Street East, Toronto, Ontario M5C 1P1.

On October 20, 2016, the Company completed its qualifying transaction (the “Transaction”) in accordance with the policies of the TSX Venture Exchange (the “TSXV”), pursuant to which the security holders of Pro Gaming League Inc. (“PGL”), a private company incorporated under the laws of Ontario on August 29, 2012, exchanged all of the securities of PGL for securities of the Company, resulting in PGL becoming a wholly-owned subsidiary of the Company.

The Transaction was effected by way of a securities purchase agreement (the “SPA”) dated May 16, 2016 between the Company, PGL and all of the shareholders of PGL. Pursuant to the SPA, on closing of the Transaction, each issued and outstanding share of PGL (the “PGL Shares”) was exchanged for post-consolidation common shares of the Company on the basis of one (1) post-consolidation common share for each one (1) PGL share outstanding immediately prior to the closing of the Transaction. (See Note 5).

The Transaction constituted a reverse take-over for the purposes of applicable securities laws.

Effective at the opening, October 27, 2016, the common shares of Millennial commenced trading on the TSX Venture Exchange under the trading symbol GAME.V.

On April 11, 2018, the Company announced it was submitting a proposal to shareholders, giving it the flexibility of consolidating issued and outstanding common shares on the basis of one (1) post-consolidation common share for up to a maximum of fifteen (15) pre-consolidation common shares or such other consolidation ratio that the board of directors (the “Board”) of the Company deems appropriate provided that such ratio shall not be greater than one (1) post consolidation common share for up to a maximum of fifteen (15) pre-consolidation common shares (the “Consolidation”). The Consolidation was approved during a meeting of shareholders on May 11, 2018. The Company has indicated that it has no present intention to undertake the share consolidation.

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material. It is not possible to predict whether the Company will be able to raise adequate financing or to ultimately attain profit levels of operations. These conditions indicate the existence of material uncertainties that cast significant doubt about the Company’s ability to continue as a going concern. Changes in future conditions could require material write downs of the carrying values.

The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $25,016,122 as at August 31, 2018 (2017 - $13,512,659). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities. As at August 31, 2018, the Company had a working capital deficiency of $4,979,229 (August 31, 2017 - working capital of $1,198,968) which is comprised of current assets less current liabilities, excluding warrant liability.

Millennial Esports Corp.

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

2.	Accounting Policies

Statement of Compliance and Basis of Presentation

These consolidated financial statements of the Company, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on April 8, 2019.

Basis of Presentation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention except for certain financial assets and liabilities that are presented at fair value.

These consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain variable benefits from its power over the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition of control up to the effective date of disposal or loss of control. The Company’s subsidiaries are as follows:

Name of Subsidiary	Country of Incorporation	Ownership Percentage	Functional Currency
PGL Consulting Services Inc.	Canada	100%	US Dollar
Pro Gaming League Inc.	Canada	100%	US Dollar
Pro Gaming League Nevada Inc.	USA	100%	US Dollar
Millennial Esports California Corp.	USA	100%	US Dollar
Stream Hatchet S.L.	Spain	100%	Euro
IDEAS+CARS Ltd.	United Kingdom	100%	UK Pound
Eden Games S.A.	France	100%(i)	Euro

(i)	See Note 4.

All inter-company balances and transactions have been eliminated.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

3.	Significant Accounting Policies

Use of Management Estimates, Judgments and Measurement Uncertainty

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as at the date of the consolidated financial statements. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenues, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below:

Foreign Currency Translation

Under IFRS, each entity must determine its own functional currency, which becomes the currency that entity measures its results and financial position in. Judgment is necessary in assessing each entity’s functional currency. In determining the functional currencies of the Company and its subsidiaries, the Company considered many factors, including the currency that mainly influences sales prices for goods and services, the currency of the country whose competitive forces and regulations mainly determine the sales prices, and the currency that mainly influences labour material and other costs for each consolidated entity.

Valuation of Warrant Liability

The Black-Scholes pricing model is used to determine the fair value for the warrants and utilizes subjective assumptions such as expected price volatility which is based on comparable companies, expected life of the warrant at the risk free rate. Any changes in these input assumptions can significantly affect the fair value estimate.

Calculation of Customer Points Liability

The Company allows customers to earn points on their purchases of membership fees, as well as for free by playing games or by completing certain achievements. Management estimates the monetary value of customer loyalty points available to be redeemed and which are not expected to be redeemed by customers, based on the customer’s ability to redeem points and the historical redemption patterns. The fair value of the customer loyalty liability is calculated based on the threshold of minimum number of customer loyalty points required for redemption in relation to the value of any merchandise offered by the Company.

The Company offers customer loyalty points for two types of transactions – sales transactions and non-sales transactions. The Company accounts for loyalty points in each of the transactions as follows:

i)	Sales Transactions:

The Company accounts for customer loyalty points awarded during sales transactions as a separate component in a multiple component arrangement. A portion of the total consideration received in this multiple component arrangement includes the issuance of customer loyalty points, which is recognized based on the relative fair values of each of the components and is deferred until the customer loyalty points are ultimately redeemed.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued)

Use of Management Estimates, Judgments and Measurement Uncertainty (Continued)

Calculation of Customer Points Liability (Continued)

ii)	Non-sale Transactions:

The Company accounts for customer loyalty points awarded during non-sales transactions as a liability in the consolidated statement of financial position. The fair value of the customer loyalty liability is calculated based on the threshold of minimum number of customer loyalty points required for redemption in relation to the value of any merchandise offered by the Company. The Company would set up a liability only once a player realizes a minimum number of accumulated customer loyalty points which would permit redemption.

Income, Valued Added, Withholding and Other Taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Business Acquisitions

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of acquisition date fair values and the value of contingent consideration often requires management to make assumptions and estimates about future events and discount rates. The assumptions with respect to the identification and fair value of intangible assets require a high degree of judgment and include estimates for future operating performance, discount rates, technology migration factors and terminal value rates (See Notes 4, 6 and 7).

The assumptions with respect to valuation of contingent consideration require a high degree of judgment and include estimates for future operating performance and discount rates. Under the terms of the acquisition of Eden Games, the Company is obligated to pay certain additional consideration amounts based on performance milestones being met by Eden Games (See Note 4). As at August 31, 2018, these milestones had been met. The value of the contingent consideration at August 31, 2018 was $1,446,719. The Company was also obligated to pay certain additional amounts based on performance milestones related to the IDEAS + CARS acquisition (See Note 7).

Where put options are issued on non-controlling interests, judgement is required in determining whether the risks are considered to be transferred to the parent or whether the risks remain with the non-controlling interest (See Note 4).

Goodwill and Intangible Assets Valuation

Goodwill and intangible assets are reviewed annually for impairment, or more frequently when there are indicators that impairment may have occurred, by comparing the carrying value to its recoverable amount. Management uses judgment in estimating the recoverable values of the Company’s cash-generating units (“CGUs”) and uses internally developed valuation models that consider various factors and assumptions including estimates for future operating performance, discount rates, technology migration factors and terminal value rates. The use of different assumptions and estimates could influence the determination of the existence of impairment and the valuation of goodwill and intangible assets.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued)

Use of Management Estimates, Judgments and Measurement Uncertainty (Continued)

Valuation of Share-based Payments

The valuation of stock options involves key estimates such as volatility, forfeiture rates, estimated lives, market rates, and likelihood of performance measures being met. See note 15.

Revenue Recognition

Judgement is required in identifying performance obligations and the timing of satisfaction of the performance obligations.

Contingencies

See notes 1, 13 and 19.

Revenue Recognition

Revenue is recognized when the significant risks and rewards of ownership are transferred to the customer, which is at the time service has been rendered, the amount of revenue can be measured reliably, and the receipt of economic benefits is probable.

The Company derives its revenues from four revenue streams: (a) pay-to-enter tournaments; (b) game development income; and (c) event revenue; (d) membership income. Pay-to-enter tournaments and fees for head-to-head match revenues are deferred until games are played and completed. Revenue is recognized based on the match stipulations, and is a portion of user winnings.

Game development income is derived from the development and sale of gaming applications. Event revenue is recognized upon completion of the event.

Any consideration received in advance of services being rendered is recorded as deferred revenue and subsequently recognized as it is earned.

Intangible Assets

Intangible assets consist mainly of computer software, intellectual property rights, customer contracts and brands and are recorded at cost. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Intellectual property, customer contracts, and brands acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involve making estimates about the future cash flows, as well as discount rates.

Amortization of Intangible Assets

The Company amortizes its intangible assets using the straight-line method over the following estimated useful lives:

Software	36 months
Customer contracts	60 months
Brands	60 months
Sports gamer platform - back end	60 months
Sports gamer platform- front end	22 months
Applications	36 months

Amortization on any additions to intangible assets commences when assets are available for use.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment consist of furniture and fixtures and computer equipment, which are initially recorded at cost. Amortization is recorded using the following rates and methods:

Furniture and fixtures	5 years straight line
Computer equipment	3 years straight line
Leasehold improvements	term of the lease, plus one renewal

Amortization on any additions to intangible assets commences when the assets are available for use.

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Impairment of Property and Equipment, Intangible Assets and Goodwill

Timing of Impairment Testing

The carrying values of property and equipment and finite life intangible assets are assessed at the reporting date as to whether there is any indication that the assets may be impaired. Goodwill and indefinite life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired.

Impairment Testing

If any indication of impairment exists or when the annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or CGU to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (“VIU”) to the Company. The Company generally uses the VIU. In assessing VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of loss.

The VIU calculation for the recoverable amount of the CGUs to which goodwill has been allocated includes estimates about their future financial performance based on cash flows approved by management covering a period of five years with a terminal rate as the Company generates revenue mainly through long-term contracts. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic climate and its resulting impact on expected growth and discount rates. In determining the discount rate applied to a CGU, management uses the Company’s weighted average cost of capital as a starting point and applies adjustments to take into account specific tax rates, geographical risk and any additional risks specific to the CGU. The cash flow projections reflect management’s expectations of the operating performance of the CGU and growth prospects in the CGU’s market.

For impaired assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of loss. Impairment losses relating to goodwill cannot be reversed.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued)

Basic and Diluted Loss per Share

The Company presents basic and diluted loss per share data for its common shares. Dilution is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprises the warrants of the Company. For the years ending August 31, 2018 and 2017, potentially dilutive common shares issuable on the exercise of warrants and stock options outstanding were not included in the computation of loss per share because their effect was anti-dilutive.

Business Combinations

The Company accounts for its business combinations using the acquisition method. Under this method the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on estimates and assumptions of management. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statement of profit and comprehensive income. For all business acquisitions, the Company records the results of operations of the acquired entities as of their respective effective acquisition dates.

Written Put and Call Options on Non-Controlling Interest

Fixed price put options granted to minority shareholders are recognized as liabilities at the present value of the strike price of the put option. Fixed price put options transfer the risks and rewards of ownership of the minority interest to the parent, and accordingly, a non-controlling interest is not recorded with respect to the shareholdings covered by the put options. If the put option expires unexercised, a non-controlling interest is recognized at that time, based on the proportionate share of the net assets of the subsidiary at the date of expiry.

Fixed price call options on the Company’s own shares are recorded as a charge to equity.

Share-based Payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

The fair value of share-based payments is established on the grant date using the Black-Scholes option-pricing model for the stock options. The number of stock options expected to vest are estimated on the grant date and subsequently revised on a periodic basis. The estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option, expected stock price volatility and expected forfeitures. The fair values, adjusted for expectations related to performance conditions, are recognized as share-based payment costs in the consolidated statement of loss and comprehensive loss with a corresponding credit to equity-settled employee benefits reserve on a graded-vesting basis over the vesting period. When stock options are exercised, any consideration paid is added to share capital and the recorded fair value of the stock option is removed from equity-settled employee benefits reserve and added to share capital.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued)

Warrants

All warrants issued under a unit financing arrangement are valued on the date of grant using the Black-Scholes pricing model, net of related issue costs. Expired warrants are removed from contributed surplus and credited directly to retained earnings. Where non-compensation warrants are denominated in a currency other than the Company’s functional currency, they are considered a derivative liability and marked to market at each period using the Black-Scholes pricing model.

Income Taxes

Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income (loss).

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized and the liability is settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adjustment relates.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Short-term Investments

Short-term investments include liquid investments with original maturities of greater than three months and less than one year.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued)

Long-term investment

Investment in privately-held companies is initially recorded at cost, being the fair value at the time of acquisition. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the financial statements. These are included in Level 3 as disclosed in note 21.

With respect to valuation, the financial information of private companies in which the Company has investments may not always be available, or such information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these may not be realized or realizable. In addition to the events described below, which may affect a specific investment, the Company will take into account general market conditions when valuing the privately-held investments in its portfolio. In the absence of occurrence of any of these events or any significant change in general market conditions indicates generally that the fair value of the investment has not materially changed.

An upward adjustment is considered appropriate and supported by pervasive and objective evidence such as a significant subsequent equity financing by an unrelated investor at a transaction price higher than the Company’s carrying value; or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a positive impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to the fair value of the investment will be based on management’s judgment and any value estimated may not be realized or realizable.

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which the Company’s privately-held investments could be disposed of may differ from the carrying value assigned. Such differences could be material.

Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts, and other developments since acquisition, or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a negative impact on the investee company’s prospects and therefore its fair value. The amount of the change to the fair value of the investment is based on management’s judgment and any value estimated may not be realized or realizable.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.

Financial Assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired.

Fair value through profit or loss (“FVTPL”) - This category is comprised of derivatives, or financial assets acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in profit or loss. The Company classifies its cash, and short term investments, and long-term investment as fair value through profit and loss.

Transaction costs associated with fair value through profit or loss financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Loans and receivables - loans and receivables are recognized at the date the Company becomes party to the contract and are recognized at fair value. Subsequent to the recognition date, loans and receivables are measured at amortized costs. The Company classifies its accounts and other receivables and government remittances receivable as loans and receivables.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued)

Financial Instruments (Continued)

Financial Liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired.

Fair value through profit or loss – this category is comprised of derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss. The Company classifies warrant liability and conversion feature of convertible debt as fair value through profit and loss.

Other financial liabilities – items in this category are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The Company classifies its accounts payable and accrued liabilities, McLaren loan, customer points liability, contingent performance share obligation, put option redemption liability, long-term debt, and convertible debt as other financial liabilities.

Impairment of Financial Assets

Financial assets not carried at fair value through profit or loss are assessed at each reporting date to determine whether there is objective evidence of an impairment. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.

Functional Currency

The functional currency of the Company and its subsidiaries is disclosed in note 2. The presentation currency of the consolidated financial statements is the US Dollar (“USD”).

The financial statements of entities that have a functional currency different from the presentation currency are translated into US dollars as follows: assets and liabilities at the closing rate at the date of the Company’s consolidated statement of financial position and income and expenses at the average rate of the year (as this is considered a reasonable approximation of the actual rates prevailing at the transaction dates). All resulting changes are recognized in other comprehensive income (loss) as foreign currency translation adjustments.

Foreign currency transactions are translated into the functional currency of each entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the consolidated statements of loss.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

The following standards were adopted during the year ended August 31, 2018:

i)	IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods commencing after January 1, 2017. The amendment was adopted September 1, 2017, with no significant changes to the consolidated financial statements.

ii)	IAS 7 – Statement of Cash Flows (“IAS 7”) was amended in January 2016 to clarify that disclosures shall be provided that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment was adopted September 1, 2017, with no significant changes to the consolidated financial statements.

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company.

i)	IFRS 3 – Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business. This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs. In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. The Company is currently evaluating the impact of IFRS 3 will have on the consolidated financial statements. Earlier adoption is permitted.

ii)	IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB in November 2009 with additions in October 2010 and May 2013 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

iii)	In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. The Company is currently evaluating the impact of IFRS 16 will have on the consolidated financial statements.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

iv)	IFRIC 23 – Uncertainty Over Income Tax Treatments (“IFRIC 23”) was issued in June 2017 and clarifies the accounting for uncertainties in income taxes. The interpretation committee concluded that an entity shall consider whether it is probable that a taxation authority will accept an uncertain tax treatment. If an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, then the entity shall determine taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. If an entity concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the entity shall reflect the effect of uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. Earlier adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

v)	IFRS 15 - Revenue from Contracts With Customers (“IFRS 15”) proposes to replace IAS 18 - Revenue, IAS 11 - Construction contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements, other than increased disclosure requirements.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

4.	Acquisition of Eden Games

On February 27, 2018, the Company closed a share purchase agreement (the “Purchase Agreement”) to acquire a 100% interest in Eden Games S.A. (“Eden Games”), a French based publisher of racing video games (the “Transaction”), with payment of the cash and share consideration under the Purchase Agreement previously having been completed on January 16, 2018.

The terms of the Transaction are as follows:

-	The Company made aggregate cash payments of €6,905,039 ($8,462,125) and issued 4,438,522 common shares, ascribed a fair value of $2,314,216 to shareholders of Eden Games in exchange for acquiring an approximate 83.2% majority interest.

-	The Company is obligated to pay additional purchase price consideration of €1,275,000 ($1,489,277) to the founders of Eden Games within a five day period after October 31, 2018 should certain milestones be achieved, which have been completed.

As at August 31, 2018, the present value of the contingent consideration is €1,238,566 ($1,446,719) (February 27, 2018 – € 937,251 ($1,148,601)), which is calculated based on a combination of probabilities ranging from 100% (February 27, 2018 - 50% to 100%) or meeting milestone targets, and a discount rate of 19% (February 27, 2018 – 3.5%).

The Company and the sellers of Eden Games have certain call and put options:

-	Until February 27, 2019, the Company had an option to purchase the remaining 104,831 common shares of Eden Games, that is does not own, at €12.16 ($14.20) per share (€1,274,745 ($1,480,744)) in total). This option expired unexercised. See note 25.

-	From February 28, 2019 to March 29, 2019, the founders of Eden Games have an option to sell their remaining 104,831 common shares to the Company at €12.16 ($14.20) per share (€1,274,745 ($1,488,600) in total). On March 28, 2019, this option was exercised.

-	Until May 30, 2019, the Company has an option to purchase the 36,478 remaining preferred shares of Eden Games at €24.32 ($28.40) per share (€887,145 ($1,035,975) in total).

-	Until February 27, 2019, the minority shareholders of Eden Games had an option to sell their remaining preferred shares to the Company at €12.16 ($14.20) per share (€443,572 ($517,120) in total).

-	During the six month period starting from the exercise of the 8,250 incentive warrants by their holders, the Company has an option to exchange the shares receivable upon exercise of the 8,250 incentive warrants for 237,315 Millennial shares.

-	Before February 27, 2020, each Eden Games warrant holder has an option to exchange their warrants for Millennial options (237 options in total).

The written put options on the common shares and preferred shares of Eden Games were recorded at the present value of the strike price of the put options. Using a discount rate of 3.5%, the present value of the common share put option was €1,249,020 ($1,458,930) (February 27, 2018 – €1,227,383 ($1,511,449)) and the present value of the preferred share put option was €434,621 ($507,663) (February 27, 2018 – €427,093 ($515,938)). The present value is accreted to the redemption amount over the term of the option. The Company recorded accretion expense of $34,673 with respect to the put option redemption liability, during the year ended August 31, 2018.

As the fixed price put options transferred the risks and rewards of ownership of the minority interest to the parent, a non-controlling interest is not recorded with respect to the shareholdings covered by the put options.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

4.	Acquisition of Eden Games (Continued)

The acquisition was accounted for using the acquisition method of accounting under IFRS 3, Business Combinations, which requires that the Company recognize the identifiable assets acquired and the liabilities assumed at their fair values on the date of acquisition. On a pro-forma basis, if the acquisition of Eden Games would have occurred at the beginning of the Company’s fiscal year (September 1, 2017), the net loss and revenue attributed to Eden Games would have been estimated to be $5,159,000 and $3,436,000, respectively. The net loss and revenue attributed to Eden Games since acquisition (February 28, 2018) to August 31, 2018 is $4,852,000 and $2,634,000, respectively, recorded in the statement of loss and comprehensive loss.

The purchase price allocation is as follows:

	€	$
Consideration Paid
Cash	6,905,039	8,462,125
4,438,522 common shares	1,888,385	2,314,216
Put option redemption liability	1,654,476	2,027,387
Contingent consideration	937,251	1,148,601
Call option	16,480	20,196
	11,401,631	13,972,525

Fair value of Identifiable Assets Acquired
Cash	347,446	425,795
Prepaid expenses	28,300	34,682
Amounts receivable	283,082	346,917
Tax credits receivable	285,747	350,183
Deposits	25,164	30,838
Property and equipment (Note 11)	106,417	130,414
Intangible assets (Note 10)	5,773,503	7,075,428
Goodwill (Note 9)	5,657,060	6,932,727
Deferred tax liability	(217,903)	(267,040)
Accounts payable and accrued liabilities	(477,514)	(585,368)
Long-term debt (Note 14)	(318,995)	(390,928)
Minority interest warrants	(90,676)	(111,123)
	11,401,631	13,972,525

The Company tested Eden Games’ goodwill and long-lived assets for impairment as at August 31, 2018. When assessing whether or not there is an impairment, the recoverable amount of the CGU was determined based on a value in use calculation which uses cash flow projections based on financial budgets covering a five-year period and an after-tax discount rate of 38.6% per annum. The cash flows beyond the five-year period have been extrapolated using a steady 2.0% per annum growth rate.

The Company believes cash flow projections used in estimating the recoverable amounts are generally consistent with results achieved historically adjusted for anticipated growth. The Company believes that any reasonably possible change in key assumptions to August 31, 2018 on which the recoverable amounts were based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the CGUs.

5.	Reverse Takeover of Millennial Esports Corp. (formerly Stratton Capital Corp.) by Pro Gaming League Inc.

On October 20, 2016, the Company completed its qualifying transaction (the “Transaction”) in accordance with the policies of the TSX Venture Exchange (the “TSXV”), pursuant to which the security holders of PGL exchanged all of the securities of PGL for securities of the Company, resulting in PGL becoming a wholly-owned subsidiary of the Company.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

5.	Reverse Takeover of Millennial Esports Corp. (formerly Stratton Capital Corp.) by Pro Gaming League Inc. (Continued)

The Amalgamation was accounted for in accordance with IFRS 2, Share Based-Payments. The Transaction is considered to be a reverse takeover of Stratton Capital Corp. by PGL. A reverse takeover transaction involving a non-public operating entity and a non-operating public company is in substance a share-based payment transaction, rather than a business combination. The transaction is equivalent to the issuance of equity instruments (shares, stock options and warrants) by PGL for the net assets and eventual public listing status of the non-operating company, Stratton Capital Corp. The fair value of the shares issued was determined based on the fair value of the common shares issued by PGL. Comparative figures presented within these consolidated financial statements are those of PGL.

Immediately prior to the Transaction, the Company consolidated its outstanding share capital on a 4:1 basis from 7,256,176 common shares to 1,814,044 common shares outstanding.

Prior to closing, PGL completed a non-brokered placement raising aggregate proceeds of CAD$4,060,540 ($3,104,635) through the sale of 40,605,400 shares at CAD$0.10 ($0.08) per share.

Upon closing of the Transaction, 5,375,000 PGL Warrants were converted to the Company’s common shares. Each two PGL Warrants were exchanged for one common share of the Company resulting in the issuance of 2,687,500 common shares.

In connection with the Transaction, the convertible debt of PGL (“PGL Convertible Debentures”) were converted into common shares of the Resulting Issuer at the issue price of CAD$0.10 ($0.08). For every dollar of principal amount of PGL Convertible Debentures converted into the common shares of the Resulting Issuer, the holders of PGL Convertible Debentures received two PGL Debenture Warrants. The principal amount of PGL Convertible Debentures at the date of the Transaction was CAD$2,053,191 ($1,696,165), which resulted in the issuance of 20,531,912 common shares of the Company.

Upon completion of the Transaction, the holders of PGL Convertible Debentures received two PGL Debenture Warrants for every dollar of principal amount of Convertible Debentures resulting in 4,106,382 PGL Debenture Warrants being issued. Each PGL Debenture Warrant is exercisable into one Resulting Issuer common share at an exercise price of CAD$0.05 ($0.04) for a period of three years from the completion of the Transaction. Each PGL Debenture Warrant issued was exchanged for one warrant of the Resulting Issuer, which had identical terms as above.

The fair value of the warrants as at October 20, 2016 was $226,713 and was determined using the Black-Scholes pricing model with the following assumptions: a share price of CAD$0.10 ($0.08), an exercise price of CAD$0.05 ($0.04), a volatility of 97% based on comparable companies; an expected life of 3 years, a dividend yield of 0%, and a risk-free interest rate of 0.52%.

In conjunction with the share consolidation, the Company consolidated its outstanding stock options on a 4:1 basis from 715,793 options at an exercise price of CAD$0.10 ($0.08) to 178,948 options at an exercise price of CAD$0.40 ($0.32) outstanding. 178,948 stock options were converted to stock options of the Company exercisable at CAD$0.40 ($0.32) each and expiring March 6, 2017.

The fair value of the stock options as at October 20, 2016 was $176 and was determined using the Black-Scholes pricing model with the following assumptions: a share price of CAD$0.10 ($0.08), an exercise price of CAD$0.40 ($0.32), an expected volatility of 131% based on comparable companies; an expected life of 0.38 years, an expected dividend yield of 0%, and a risk-free interest rate of 0.55%.

The fair value of the consideration is as follows:

Consideration transferred - 1,814,044 shares @ $0.07563	$137,196
Stratton stock options converted to resulting issuer stock options	176
Net working capital deficiency	74,457
Excess attributed to cost of listing	211,829
Other listing costs	145,578
Listing expense	$357,407

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

5.	Reverse Takeover of Millennial Esports Corp. (formerly Stratton Capital Corp.) by Pro Gaming League Inc. (Continued)

A reconciliation of Reverse Takeover of Millennial Esports Corp. (formerly Stratton Capital Corp.) by Pro Gaming League:

	Share Capital
	#	($)

Stratton Capital Corp. shares as at August 31, 2016	7,256,176	$576,594
4:1 share consolidation of Statton Capital Corp. shares	(5,442,132)	(439,398)
PGL shares issued for cash, prior to closing	40,605,400	3,104,635
PGL shares issued on settlement of warrants payable	2,687,500	62,698
PGL shares issued on settlement of convertible debt	20,531,912	1,696,166
Warrants issued on conversion of convertible debt	-	(226,713)
Total Millennial shares issued to effect RTO transaction	65,638,856	$4,773,982

6.	Acquisition of Stream Hatchet S.L.

On April 28, 2017, the Company acquired Stream Hatchet S.L, (“Stream Hatchet”) a data analytics company based in Terrassa, Spain, providing intelligence for persons and entities involved in video game streaming. In connection with the Transaction, the Company issued 2,951,973 common shares at CAD$0.24 (ascribed a fair value of $518,602) and paid cash of €125,000 ($135,812) for all of the issued and outstanding shares of Stream Hatchet. All transaction costs associated with this acquisition have been expensed. Stream Hatchet’s allowance for doubtful accounts was $nil on acquisition. On a pro-forma basis, if the acquisition of Stream Hatchet would have occurred at the beginning of the Company’s fiscal year (September 1, 2016), the loss attributed to Stream Hatchet’s operations would have been approximately $98,000.

The acquisition was accounted for using the acquisition method of accounting under IFRS 3, Business Combinations, which requires that the Company recognize the identifiable assets acquired and the liabilities assumed at their fair values on the date of acquisition.

The purchase price allocation is as follows:

Consideration Paid
Cash	$135,812
Common shares	518,602
$654,414
Fair Value of Identifiable Assets Acquired
Net working capital	$4,858
Property and equipment	7,166
Brand	70,000
Software	370,000
Goodwill	309,755
Deferred tax liability	(107,365)
$654,414

The Company tested Stream Hatchet’s goodwill and long-lived assets for impairment as at August 31, 2018 and 2017. When assessing whether or not there is an impairment, the recoverable amount of the CGU was determined based on a value in use calculation which uses cash flow projections based on financial budgets covering a five-year period and an after-tax discount rate of 36.6% (2017 - 36.6%) per annum. The cash flows beyond the five-year period have been extrapolated using a steady 2.0% per annum growth rate.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

6.	Acquisition of Stream Hatchet S.L. (Continued)

The Company believes cash flow projections used in estimating the recoverable amounts are generally consistent with results achieved historically adjusted for anticipated growth. The Company believes that any reasonably possible change in key assumptions to August 31, 2018 on which the recoverable amounts were based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the CGUs.

7.	Acquisition of IDEAS+CARS Ltd.

On July 27, 2017, the Company acquired U.K. based IDEAS+CARS Ltd. (“IDEAS+CARS”), a leader in the fast growing esports racing environment. In connection with the acquisition, the Company paid £100,000 ($131,182) cash, issue 1,339,655 common shares of Millennial at an issuance price of CAD$0.80 ($0.61) per share and 450,000 options to purchase common shares at an exercise price of CAD$0.58 ($0.44) per common share for a period of five years vesting on the first, second and third anniversary of closing of the transaction. All transaction costs associated with this acquisition have been expensed. IDEAS+CARS allowance for doubtful accounts was $nil on acquisition. On a pro-forma basis, if the acquisition of IDEAS+CARS would have occurred at the beginning of the Company’s fiscal year (September 1, 2016), the loss attributed to IDEA+CARS operations would have been approximately $56,000.

In connection with the acquisition, the principal shareholder of IDEAS+CARS, entered into a three-year agreement with the Company to act as Chief Marketing Officer of the Company and received CAD$357,000 ($256,911) (415,116 shares issued January 17, 2018) of common shares and up to 8 million additional common shares upon meeting certain performance milestones based on an issuance price of the greater of CAD$0.58 ($0.44) and the common share closing price on the day prior to the respective milestone date. The agreement stipulates an equivalent share payout of CAD$600,000 ($459,600) in the first year, and CAD$957,000 ($733,062) on the second, third, and fourth anniversaries of the agreement upon meeting annual revenue targets of £272,000 ($353,600), £416,047 ($540,861), £535,707 ($696,419) and £655,023 ($851,530) in the first through fourth years, respectively, with a minimum share equivalent payout of CAD$400,000 ($306,400) annually. As at August 31, 2018, the estimated fair value of the contingent consideration is $667,342 (2017 - $2,065,150), which is calculated based on a combination of probabilities ranging from 10%-100% (2017 – 50%-80%) of meeting milestone targets, and a discount rate of 19% (2017 – 19%). During the year ended August 31, 2018, the first year milestone was met and as a result, $455,736 was reflected as shares to be issued as at August 31, 2018.

The purchase price allocation is as follows:

Consideration Paid
Cash	$131,182
Common shares issued	856,951
Contingent consideration to issue shares	2,065,150
$3,053,283
Fair Value of Identifiable Assets Acquired
Net working capital	$(130,025)
Property and equipment	6,974
Brands	1,020,000
Contracts	1,137,395
Goodwill	1,405,113
Deferred tax liability	(386,174)
$3,053,283

The Company recognized a goodwill impairment charge of $1,391,859 (2017 - $nil), a brand impairment charge of $802,645 (2017 - $nil), and a contract impairment charge of $886,335 (2017 - $nil) due to the termination of certain contracts during the year ended August 31, 2018.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

7.	Acquisition of IDEAS+CARS Ltd. (Continued)

The Company believes cash flow projections used in estimating the recoverable amounts are generally consistent with results achieved historically adjusted for anticipated growth. The Company believes that any reasonably possible change in key assumptions on which the recoverable amounts were based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the CGUs.

8.	Long-term Investment

In July 2017, the Company invested €1,125,000 ($1,328,077) to acquire 17.3% of Alt Tab Productions, a Paris, France-based Esports company and the owner of Ogaming.TV (“Alt Tab”). The Company has a contractual obligation to increase its investment to 38.46% on a fully diluted basis, through a second closing of €1,375,000 ($1,606,000). The Company’s interest was designated as fair value through profit and loss and recorded at fair value, with changes recognized in the consolidated statements of loss and comprehensive loss.

The Company entered into a call option agreement to purchase the remaining Alt Tab Shares (the “Call Option”). The purchase price under the Call Option is either: (i) three and a half times Alt Tab’s trailing twelve months of revenue, subject to adjustments contemplated in the agreement, and exercisable between January 12, 2019 and July 12, 2020, payable, at the election of the Company, in cash or a combination of cash and common shares of the Company; or (ii) five times Alt Tab’s trailing twelve months of revenue, subject to adjustments contemplated in the agreement, and exercisable between July 12, 2018 and January 12, 2019, payable, at the election of the Company, in cash or a combination of cash and common shares of the Company. Under either Call Option (i) or (ii), if the Company chooses to issue common shares of the Company as part of the consideration, it can only be for up to 30% of the purchase price. The Company has been granted two extensions, the first to December 15, 2017 and the second to January 20, 2018. A third extension was granted in exchange for €200,000 ($233,000) being deposited into escrow as a partial payment of the remaining €1,375,000 ($1,606,000) second closing obligation. The Company paid the extension fee to escrow and requested additional financial information from Alt Tab. To date, this information has not been provided. Furthermore, the Company has alleged certain breaches by Alt Tab under the terms of the Agreement. Additionally, during the year ended August 31, 2018, Alt Tab allegedly converted €200,000 ($233,000) wired by the Company into shares of Alt Tab improperly and without the requisite consent from the Company.

Attempts to enquire about, or seek remedy to, these breaches have gone unanswered. The Company is currently assessing options open to it. Accordingly, as at August 31, 2018, the Company has established that the investment is impaired, and has recognized a charge of $1,570,777 on its consolidated statements of loss and comprehensive loss.

9.	Goodwill

Balance, August 31, 2016	$-
Acquired on acquisition of IDEAS + CARS (Note 7)	1,405,113
Acquired on acquisition of Stream Hatchet (Note 6)	309,755

Balance, August 31, 2017	$1,714,868
Acquired on acquisition of Eden Games (Note 4)	6,932,727
Impairment of goodwill of IDEAS + CARS (Note 7)	(1,391,859)
Effect of foreign exchange	(347,935)
Balance, August 31, 2018	$6,907,801

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

10.	Intangible Assets

Cost	Application Platforms	Software	Brands	Customer Contracts	Total
August 31, 2016	$514,192	$-	$-	$-	$514,192
Acquired on acquisitions (Notes 6 and 7)	-	370,000	1,090,000	1,137,395	2,597,395
August 31, 2017	$514,192	$370,000	$1,090,000	$1,137,395	$3,111,587
Acquired on acquisition (Note 4)	294,120	5,147,100	1,519,395	114,813	7,075,428
Impairment (Note 7)	-	-	802,645	886,335	1,688,980
Foreign exchange	(15,168)	(243,904)	(73,484)	(15,563)	(348,119)
August 31, 2018	$793,144	$5,273,196	$1,733,266	$350,310	$8,149,916
Accumulated Amortization
August 31, 2016	$345,126	$-	$-	$-	$345,126
Amortization	169,066	41,110	24,778	18,957	253,911
August 31, 2017	$514,192	$41,110	$24,778	$18,957	$599,037
Amortization	47,707	954,779	379,159	241,528	1,623,173
Foreign exchange	(1,082)	(22,016)	(11,063)	(8,124)	(42,285)
August 31, 2018	$560,817	$973,873	$392,874	$252,361	$2,179,925
Carrying Value
At August 31, 2017	$-	$328,890	$1,065,222	$1,118,438	$2,512,550
At August 31, 2018	$232,328	$4,299,323	$1,340,392	$97,947	$5,969,991

During the year ended August 31, 2018, the Company recorded an impairment of brands and customer contracts in the amount of $802,645 and $886,335, respectively.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

11.	Property and Equipment

Cost	Computer Equipment	Furniture and Fixtures	Total
August 31, 2016	$107,399	$4,000	$111,399
Additions	18,982	-	18,982
August 31, 2017	$126,381	$4,000	$130,381
Additions (Note 4)	55,347	116,841	172,188
Foreign exchange	(1,335)	(7,039)	(8,374)
August 31, 2018	$180,393	$113,802	$294,195
Accumulated Depreciation
August 31, 2016	$20,953	$4,000	$24,953
Depreciation	34,448	-	34,448
August 31, 2017	$55,401	$4,000	$59,401
Depreciation	56,752	9,345	66,097
Foreign exchange	5,826	-	5,826
August 31, 2018	$117,979	$13,345	$131,324
Carrying Value
At August 31, 2017	$70,980	$-	$70,980
At August 31, 2018	$62,414	$100,457	$162,871

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

12.	Leasehold Improvements

Cost	Leasehold Improvements
August 31, 2016	$-
Additions	917,438
August 31, 2017	$917,438
Impairment	(862,973)
August 31, 2018	$54,465
Accumulated Depreciation
August 31, 2016	$-
Depreciation	47,943
August 31, 2017	$47,943
Depreciation	3,208
August 31, 2018	$51,151
Carrying Value
At August 31, 2017	$869,495
At August 31, 2018	$3,314

During the year ended August 31, 2018, the Company impaired leaseholds in the amount of $862,973 pertaining to its ESports facility in Las Vegas, Nevada.

13.	Credit Facility

On April 23, 2018, the Company entered into an agreement for a $10 million revolving multi-draw credit facility (“Credit Facility”) open for two years with Eastmore Global Ltd. (“Eastmore”), with an initial drawdown under the facility of $1.1 million. During the year ended August 31, 2018, $1.1 million was advanced and $25,315 of interest incurred. On July 13, 2018, the Company repaid the advance and accrued interest.

The terms of the credit facility are as follows:

●	Annual interest rate of 10% on the principal amounts drawn.

●	A maturity date of twelve months from the last drawdown.

●	The initial amount will be drawn on the initial funding date (“Initial Funding Date”). In connection with the initial drawdown, the Company is obligated to issue 516,800 common shares. Upon the July 13, 2018 principle and interest repayment, Eastmore forgave the obligation to issue the initial drawdown shares.

●	For each subsequent drawdown the lender will receive a number of common shares equal to twenty per cent (20%) of the drawdown at an issue price equal to the closing price of the common shares on the TSX-V on the day prior to the drawdown using an exchange rate of CDN$1.292 for $1, rounded down to the nearest share.

●	Future draws under the facility do not require specific conditions precedent, but are at the discretion of the lender.

●	If the Company draws down the full $10 million under the facility, the lender shall be entitled to a security interest against all the assets of the Company, but prior to such occurrence the facility shall be unsecured.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

14.	Long-term and Short-term Debt

On September 9, 2014, Eden Games entered into a loan arrangement with Banque Publique d’Investissement (“BPI”) for €450,000 ($525,600). This loan is unsecured, non-interest bearing and matures on June 30, 2022, with the first payment paid on September 30, 2017. Fees of €13,000 ($15,000) were paid in connection with the loan. The loan bears interest at 0% per annum. For the year ended August 31, 2018, the present value (discount rate of 11%) of the loan was $304,163.

The loan is repayable as follows:

2019	€ 90,000 ($105,120)
2020	€ 90,000 ($105,120)
2021	€ 90,000 ($105,120)
2022	€ 90,000 ($105,120)

On February 9, 2018, IDEAS+CARS entered into a loan arrangement with McLaren Marketing Limited (“McLaren”) for £95,320 ($123,622). This loan is unsecured, non-interest bearing and payable on April 30, 2018. On April 3, 2018, McLaren discontinued its involvement and provided termination notice. As at August 31, 2018, £88,906 ($115,303) (2017 - £Nil) is due to McLaren. Subsequent to year end, on January 4, 2019, the balance owing to McLaren was paid in full.

15.	Stock Options

The following table reflects the continuity of stock options for the years ended August 31, 2018 and 2017:

		Weighted Average
	Number of	Exercise Price
	Stock Options	(CAD$)	(USD)
Balance, August 31, 2016	-	-	-
Effect of reverse takeover transaction	178,948	0.40	0.32
Granted (1)	7,252,500	0.17	0.13
Expired/Cancelled	(403,948)	0.26	0.20
Balance, August 31, 2017	7,027,500	0.17	0.13
Granted (2)	11,800,000	0.49	0.38
Exercised	(1,272,500)	0.14	0.11
Expired/Cancelled	(5,250,000)	0.71	0.55
Balance, August 31, 2018	12,305,000	0.25	0.20

(1)	On November 9, 2016, the Company granted 6,802,500 stock options to officers, directors and employees with an exercise price of CAD$0.14 ($0.11) per share, expiring on November 9, 2026. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: a ten year expected life; 115% expected volatility based on comparable companies; risk-free interest rate of 1.38%; and an expected dividend yield of 0%. The fair value assigned to these options was $863,410. The options vest one third over a three year period from the date of grant.

On July 27, 2017, the Company granted 450,000 stock options with an exercise price of CAD$0.58 per share, expiring on July 31, 2022. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: a 5 year expected life; 108% expected volatility based on comparable companies; risk-free interest rate of 1.65%; and an expected dividend yield of 0%. The fair value assigned to these options was $251,414. The options vest one third over a three year period from the date of grant.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

15.	Stock Options (Continued)

(2)	On October 30, 2017, the Company granted 3,000,000 stock options to a director with an exercise price of CAD$0.78 ($0.60) per share, expiring on October 30, 2027. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: a ten year expected life; 238% expected volatility, share price of CAD$0.85 ($0.65) risk-free interest rate of 1.96%; and an expected dividend yield of 0%. The fair value assigned to these options was $1,989,526. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the options. The options vest in tranches over two years from the date of grant, subject to certain performance milestones. These options were cancelled on May 4, 2018.

On November 3, 2017, the Company granted 500,000 stock options with an exercise price of CAD$0.80 ($0.62) per share, expiring on November 3, 2022. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: a share price of CAD$0.80 ($0.62); a five year expected life; 263% expected volatility; risk-free interest rate of 1.66%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the options. The fair value assigned to these options was $341,886. The options vest monthly over a three year period. These options were cancelled on July 30, 2018.

On November 22, 2017, the Company granted 1,000,000 stock options with an exercise price of CAD$0.77 ($0.59) per share, expiring on October 31, 2018. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: a share price of CAD$0.84 ($0.65); a ten year expected life; 246% expected volatility; risk-free interest rate of 1.90%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the options. The fair value assigned to these options was $659,354. The options vest monthly over a two year period.

On January 12, 2018, the Company granted 1,100,000 stock options with an exercise price of CAD$0.72 ($0.56) per share, expiring on January 12, 2023. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: a share price of CAD$0.84 ($0.65); a five year expected life; 251% expected volatility; risk-free interest rate of 1.97%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the options. The fair value assigned to these options was $733,181. The options vest monthly over a three year period. On July 30, 3018, 1,000,000 of these options were cancelled. The remaining 100,000 options were cancelled subsequent to year end. See note 25. These options were granted to key members of management. See note 22.

On January 13, 2018, the Company granted 250,000 stock options with an exercise price of CAD$0.73 ($0.56) per share, expiring on January 12, 2023. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: a share price of CAD$0.84 ($0.65); a five year expected life; 251% expected volatility; risk-free interest rate of 2.02%; and an expected dividend yield of 0%. The fair value assigned to these options was $166,625. The options vest monthly over a three year period. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the options. These options were cancelled on July 30, 2018. These options were granted to a key member of management. See note 22.

On January 19, 2018, the Company granted 750,000 stock options with an exercise price of CAD$0.72 ($0.56) per share, expiring on January 12, 2023. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: a share price of CAD$0.80 ($0.62); a five year expected life; 251% expected volatility; risk-free interest rate of 2.02%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the options. The fair value assigned to these options was $476,041. The options vest monthly over a two year period. These options were granted to a key member of management. See note 22.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

15.	Stock Options (Continued)

On February 28, 2018, the Company granted 150,000 stock options with an exercise price of CAD$0.54 ($0.42) per share, expiring on February 28, 2023. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: a share price of CAD$0.64 ($0.49); a five year expected life; 246% expected volatility; risk-free interest rate of 2.04%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the options. The fair value assigned to these options was $75,112. The options vest quarterly over a two year period.

On March 20, 2018, the Company granted 50,000 stock options with an exercise price of CAD$0.68 ($0.52) per share, expiring on March 20, 2023. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: a share price of CAD$0.68 ($0.52); a five year expected life; 264% expected volatility; risk-free interest rate of 2.04%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the options. The fair value assigned to these options was $20,387. The options vest quarterly over a three year period.

On July 25, 2018, the Company granted 5,000,000 stock options with an exercise price of CAD$0.14 ($0.11) per share, expiring on July 25, 2025. The fair value of these options at the date of grant was estimated using the Binomial lattice option pricing model with the following assumptions: a share price of CAD$0.14 ($0.11) a seven year expected life; 181% expected volatility; risk-free interest rate of 2.30%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the options. The fair value assigned to these options was $560,334. The options vest in accordance with certain established performance measurements.

The following table reflects the stock options issued and outstanding as of August 31, 2018:

	Remaining Exercise Price		Weighted Average Number of Contractual	Options
Expiry Date	(CAD)	(USD)	Life (years)	Outstanding
November 9, 2026	0.14	0.11	8.20	4,805,000
July 27, 2022	0.58	0.45	3.92	450,000
July 25, 2025	0.14	0.11	6.92	5,000,000
November 22, 2027	0.77	0.59	9.23	1,000,000
January 12, 2023	0.72	0.56	4.37	100,000
January 19, 2023	0.72	0.56	4.39	750,000
February 28, 2023	0.54	0.42	4.50	150,000
March 20, 2023	0.68	0.52	4.55	50,000
	0.25	0.19	7.28	12,305,000

Of the 12,305,000 options outstanding (2017 - 7,027,500), 1,481,120 (2017 - nil) are exercisable as at August 31, 2018. During the year ended August 31, 2018, share-based compensation expense was $2,305,039 (2017 - $441,970).

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

16.	Warrants Payable, Convertible Debt, and Conversion Feature of Convertible Debt

	Convertible Debt	Conversion Feature of Convertible Debt	Warrant Liability	Transfer to Common Shares
Balance at August 31, 2016	$1,191,184	$310,490	$71,421	$-
Convertible debt issued	95,975	56,505	-	-
Accretion expense	51,758	-	-	-
Foreign exchange	(12,855)	(2,093)	-	-
Change in fair value	-	5,202	(8,723)	-
Balance at Transaction Date	$1,326,062	$370,104	$62,698	$-
Fair value of warrants issued at Transaction Date	-	-	226,713	(226,713)
Convertible debt and warrants converted into shares at Transaction Date	(1,326,062)	(370,104)	(62,698)	1,758,864
Balance after Transaction Date	$-	$-	$226,713	$1,532,151
Units issued as part of private placement on April 10, 2017	-	-	382,451	1,117,549
Units issued as part of private placement on July 21, 2017	-	-	1,473,372	2,088,756
Impact of warrants exercised during the year	-	-	(302,883)	302,883
Foreign exchange	-	-	(24,201)	-
Change in fair value	-	-	5,433,505	-

Balance as at August 31, 2017	$-	$-	$7,188,957	$5,041,339
Change in fair value	-	-	(4,908,704)	-
Units issued as part of private placement			2,474,324	(2,474,324)
Impact of warrants exercised during the year	-	-	(3,910,215)	3,910,215
Foreign exchange			(25,117)	-
Balance as at August 31, 2018	$-	$-	$819,245	$6,477,230

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

16.	Warrant Liability, Convertible Debt, and Conversion Feature of Convertible Debt (Continued)

The movements in the number and estimated fair value of outstanding warrants issued are as follows:

		Weighted-average	Weighted-average
	Number of Warrants	exercise price (CAD)	exercise price (USD)
Outstanding, August 31, 2016	5,375,000	$0.05	$0.04
Settled through issuance of 2,687,500 common shares	(5,375,000)	(0.05)	(0.04)
Issued on conversion of convertible debt to common shares	4,106,382	0.05	0.04
Issued on private placement	6,666,666	0.20	0.15
Issued on private placement	3,879,311	0.72	0.56
Exercised	(830,000)	(0.05)	(0.04)
Outstanding, August 31, 2017	13,822,359	$0.31	$0.24
Granted	19,045,139	0.68	0.52
Exercised	(7,400,666)	(0.25)	(0.19)
Outstanding, August 31, 2018	25,466,830	$0.60	$0.47

Warrants Outstanding						Warrants Exercisable
	Number	Average Exercise Price		Average Remaining Contractual Life	Weighted Number	Weighted Average Exercise Price
Expiry Date	Outstanding	(CAD)	USD)	(years)	Exercisable	(CAD)	USD)
January 21, 2019	3,185,310	$0.72	$0.56	0.39	3,185,310	$0.72	$0.56
October 20, 2019	3,236,382	0.05	0.04	1.14	3,236,382	0.05	0.04
January 9, 2020	8,658,129	1.20	0.93	1.36	8,658,129	1.20	0.93
February 8, 2020	743,909	1.20	0.93	1.44	743,909	1.20	0.93
January 12, 2020	9,643,100	0.17	0.13	1.37	9,643,100	0.17	0.13
	25,466,830	$0.60	$0.47	1.22	25,466,830	$0.60	$0.47

Convertible Debt

On September 12, 2016, the Company issued one year, non-interest bearing convertible debt with a principal of CDN $200,000 ($152,480) and a maturity date of one year, which is considered a tranche of the Series C Debt. The Series C Debt is non-interest bearing and is automatically convertible into common shares at the conversion price, which is equal to the going public price, immediately prior to a going public event. If, on the maturity date, the holder has not exercised its right of conversion, the convertible debt will be due on demand and settled in full by the Company issuing common shares to the holder at the full amount of the principal when demanded by the subscriber, or will be converted to common shares at the date of a going public event, whichever occurs earlier. Upon a going public event, for every dollar of principal amount, the subscriber shall receive two warrants of the Company, with each warrant exercisable into one common share at an exercise price equal to a fifty percent (50%) discount to the conversion price for a period of three years from the completion of the going public event.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

16.	Warrant Liability, Convertible Debt, and Conversion Feature of Convertible Debt (Continued)

Upon initial recognition, the convertible debt and the embedded derivative have been presented as a liability due to the conversion feature not meeting the fixed-for-fixed criteria. The initial fair value of the conversion feature of the convertible debt of $56,505 was estimated using the Black Scholes pricing model with the following assumptions: a share price of $0.10, an exercise price of $0.10, an expected volatility of 96% based on comparable companies, an expected life of 1 year, an expected dividend yield of 0%, and a risk free interest rate of 0.57%. The residual amount of $95,975 was allocated to convertible debt. The convertible debt was amortized at an effective interest rate of 47.20%.

Warrants Issued on Transaction Date

As discussed in note 5, upon completion of the Transaction, the holders of PGL Convertible Debt received two PGL Convertible Debt Warrants for every dollar of principal amount of Convertible Debt resulting in 4,106,382 PGL Convertible Debt Warrants being issued. Each PGL Convertible Debt Warrant is exercisable into one Resulting Issuer common share at an exercise price of $0.05 for a period of three years from the completion of the Transaction. Each PGL Convertible Debt Warrant issued was exchanged for one warrant of the Resulting Issuer, which had identical terms as above.

The fair value of the warrants as at October 20, 2016 was $226,713 and was determined using the Black Scholes pricing model with the following assumptions: a share price of CAD$0.10 ($0.08), an exercise price of CAD$0.05 ($0.04), an expected volatility of 97% based on comparable companies; an expected life of 3 years, an expected dividend yield of 0%, and a risk free interest rate of 0.52%.

The fair value of the warrants as at August 31, 2017 was $2,049,822 and was determined using the Black Scholes pricing model with the following assumptions: a share price of CAD$0.83, an exercise price of CAD$0.05 ($0.04), an expected volatility of 104% based on comparable companies; an expected life of 2.14 years, an expected dividend yield of 0%, and a risk free interest rate of 1.27%.

During the year ended August 31, 2017, the holders of 830,000 warrants exercised their right to convert the warrants into the Company’s shares at an exercise price of CAD$0.05 ($0.04). As a result of the underlying exercise of warrants, the Company received $31,289 in cash proceeds and a proportionate fair value of $302,883 of the underlying warrants was transferred to share capital. The Company fair valued the underlying warrants at the date of exercise using the Black Scholes pricing model with the following assumptions: a share price ranging from CAD $0.34 - $0.86 ($0.26 - $0.66), an exercise price of CAD$0.05 ($0.04), an expected volatility ranging from of 101% - 103% based on comparable companies; an expected life ranging from 2.16 – 2.45 years, an expected dividend yield of 0%, and a risk free interest rate ranging from 0.71% - 1.24%.

During the year ended August 31, 2018, the holders of 40,000 of the 3,276,382 warrants exercised their right to convert the warrants into the Company’s shares at an exercise price of CAD$0.05 ($0.04). As a result of the underlying exercise of warrants, the Company received CAD$2,000 ($1,550) in cash proceeds and a proportionate fair value of $25,025 of the underlying warrants was transferred to share capital. The value was calculated using the Black Scholes option pricing model with the following assumptions: a 1.57 years as expected average life; share price of CAD$0.68 ($0.53); exercise price of CAD$0.05 ($0.04); 137% expected volatility based on the changes in the Company’s historical stock prices over the expected life of the warrants; risk free interest rate of 1.84%; and an expected dividend yield of 0%.

As at August 31, 2018, the fair value of the remaining 3,236,382 warrants payable was determined to be $264,881 as calculated using the Black Scholes option pricing model with the following assumptions: a 1.14 years as expected average life; share price of CAD$0.14 ($0.11); exercise price of CAD$0.05 ($0.04); 139% expected volatility; risk free interest rate of 2.04%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the options.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

16.	Warrant Liability, Convertible Debt, and Conversion Feature of Convertible Debt (Continued)

Warrants Issued as Part of Private Placements

On April 10, 2017, the Company completed a non-brokered private placement of 13,333,333 units at a price of CAD$0.15 ($0.12) per unit for gross proceeds of $1,500,000. Each unit consists of one common share in the capital of the Company and one half common share purchase warrant. Each whole warrant entitles the holder to acquire one additional share of the Company for a period of two years from the date of issuance at an exercise price of CAD$0.20 ($0.15) per share. The initial fair value of the 6,666,666 warrants payable upon issuance of 13,333,333 units was determined to be of $382,451 as calculated using the Black Scholes option pricing model with the following assumptions: a 24 months expected average life; exercise price of CAD$0.20 ($0.15); 103% expected volatility based on comparable companies; risk free interest rate of 0.76%; and an expected dividend yield of 0%. The residual amount of $1,117,549 was allocated to common shares. The issuance costs of $12,758 was proportionately allocated between the common shares and warrants payable in the amount of $9,508 and $3,250, respectively. The issuance costs of $3,250 related to the warrants payable were expensed in the period as listing fees in the statement of loss and comprehensive loss. The issuance costs of $9,508 were offset against the common shares.

As at August 31, 2017, the fair value of the 6,666,666 warrants payable was determined to be $3,611,986 as calculated using the Black Scholes option pricing model with the following assumptions: a 1.61 years as expected average life; share price of CAD$0.83 ($0.64); exercise price of CAD$0.20 ($0.15); 118% expected volatility based on comparable companies; risk free interest rate of 1.27%; and an expected dividend yield of 0%.

During the year ended August 31, 2018, the holders of all 6,666,666 warrants exercised their right to convert the warrants into the Company’s shares at an exercise price of CAD$0.20 ($0.15). As a result of the underlying exercise of warrants, the Company received CAD$1,333,333 ($1,000,000) in cash proceeds and a proportionate fair value of $3,611,986 of the underlying warrants was transferred to share capital. The value was calculated using the Black Scholes option pricing model with the following assumptions: 1.30 to 1.38 years as expected average life; share price between CAD$0.81 ($0.63) and CAD$0.84 ($0.66); exercise price of CAD$0.20 ($0.15); 146% to 152% expected volatility based on the changes in the Company’s historical stock prices over the expected life of the warrants; risk free interest rate between 1.43% to 1.66%; and an expected dividend yield of 0%.

On July 21, 2017, the Company closed a non-brokered private placement of units at a price of CAD$0.58 ($0.45) per unit, issuing 7,758,621 units for gross proceeds of CAD$4,500,000. ($3,562,128). Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional share for a period of 18 months from the date of issuance at an exercise price of CAD$0.72 ($0.55) per common share. The initial fair value of the 3,879,311 warrants payable upon issuance of 7,758,621 units was determined to be of $1,473,372 as calculated using the Black Scholes option pricing model with the following assumptions: a 18 months expected average life; exercise price of CAD$0.72 ($0.55); 117% expected volatility based on comparable companies; risk free interest rate of 1.23%; and an expected dividend yield of 0%. The residual amount of $2,088,756 was allocated to common shares. The issuance costs of $20,261 was proportionately allocated between the common shares and warrants payable in the amount of $11,878 and $8,383, respectively. The issuance costs of $8,383 related to the warrants payable were expensed in the period as listing fees in the statement of loss and comprehensive loss. The issuance costs of $11,878 were offset against the common shares.

As at August 31, 2017, the fair value of the 3,879,311 warrants payable was determined to be $1,527,149 as calculated using the Black Scholes option pricing model with the following assumptions: a 1.39 years as expected average life; share price of CAD$0.83 ($0.64); exercise price of CAD$0.72 ($0.55); 131% expected volatility based on comparable companies; risk free interest rate of 1.27%; and an expected dividend yield of 0%.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

16.	Warrant Liability, Convertible Debt, and Conversion Feature of Convertible Debt (Continued)

Warrants Issued as Part of Private Placements (Continued)

During the year ended August 31, 2018, the holders of 694,000 of the 3,879,311 warrants exercised their right to convert the warrants into the Company’s shares at an exercise price of CAD$0.72 ($0.55). As a result of the underlying exercise of warrants, the Company received CAD$499,680 ($388,640) in cash proceeds and a proportionate fair value of $273,204 of the underlying warrants was transferred to share capital. The value was calculated using the Black Scholes option pricing model with the following assumptions: a 1.16 years as expected average life; share price of CAD$0.84 ($0.66); exercise price of CAD$0.72 ($0.57); 152% expected volatility based on the changes in the Company’s historical stock prices over the expected life of the warrants; risk free interest rate of 1.16%; and an expected dividend yield of 0%.

As at August 31, 2018, the fair value of the remaining 3,185,311 warrants payable was determined to be $3,660 as calculated using the Black Scholes option pricing model with the following assumptions: a 0.39 years as expected average life; share price of CAD$0.14 ($0.11); exercise price of CAD$0.72 ($0.56); 124% expected volatility based on the changes in the Company’s historical stock prices over the expected life of the warrants.; risk free interest rate of 2.04%; and an expected dividend yield of 0%.

On July 13, 2018, the Company closed a non-brokered private placement at a price of CAD$0.12 ($0.09) per unit. The Company issued 19,286,200 units for gross proceeds of CAD$2,314,344 ($1,757,050). Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant of Millennial. Each whole warrant entitles the holder to acquire one common share of Millennial for a period of 18 months from the date of issuance of the warrant, at an exercise price of CAD$0.17 ($0.13) per share. Cash costs of issue were $11,487. See note 17.

On issuance, the fair value of the 9,643,101 warrants issued was $267,750 as calculated using the Black-Scholes option pricing model with the following assumptions: a 18 months expected average life; share price of CAD$0.10 ($0.08); 102% expected volatility; exercise price of CAD$0.17 ($0.13); risk free interest rate of 1.92%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

As at August 31, 2018, the fair value of the 9,643,101 warrants issued was $469,789 as calculated using the Black-Scholes option pricing model with the following assumptions: a 1.37 year expected average life; share price of CAD $0.14 ($0.11); 114% expected volatility; exercise price of CAD$0.17 ($0.13); risk free interest rate of 2.04%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

As at August 31, 2018, the fair value of the 8,658,129 warrants issued was determined to be $72,290 as calculated using the Black Scholes option pricing model with the following assumptions: a 1.36 years as expected average life; share price of CAD$0.14 ($0.11); exercise price of CAD$1.20 ($0.93); 114% expected volatility; risk free interest rate of 2.04%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants. See note 17.

As at August 31, 2018, the fair value of the 743,909 warrants issued was determined to be $8,625 as calculated using the Black Scholes option pricing model with the following assumptions: a 1.44 years as expected average life; share price of CAD$0.14 ($0.11); exercise price of CAD$1.20 ($0.93); 114% expected volatility; risk free interest rate of 2.04%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants. See note 17.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

17.	Share Capital

(a)	Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preference shares

(b)	Issued and outstanding - Common Shares

	Shares	Consideration
Balance, as at August 31, 2016	21,625,000	$1,965,126
To record effect of reverse takeover transaction (Note 5)	65,638,856	4,773,982
Common shares issued on acquisition of IDEAS+CARS (Note 7)	1,339,655	856,951
Common shares issued on acquisition of
Stream Hatchet S.L. (Note 6)	2,951,973	518,602
Common shares issued on private placements, net
of costs (iv)(v)	21,091,954	5,040,742
Warrants issued on private placements (iv)(v)	-	(1,855,823)
Common shares issued on exercise of warrants	830,000	334,172
Balance, August 31, 2017	113,477,438	$11,633,752
Common shares issued on private placements, net of costs (i)(iii)	38,090,276	12,211,746
Common shares issued for services (ii)	415,116	270,340
Issuance of warrants (i)(iii)	-	(2,495,354)
Common shares issued on acquisition (Note 4)	4,438,522	2,314,216
Common shares issued on exercise of options (Note 15)	1,272,500	296,398
Common shares issued on exercise of warrants (Note 16)	7,400,666	5,341,979
Balance, August 31, 2018	165,094,518	$29,573,077

i)	On January 9, 2018 and February 8, 2018, the Company closed two tranches of a non-brokered private placement at a price of CAD$0.70 ($0.54) per unit. The Company issued 18,804,075 units for gross proceeds of CAD$13,162,852 ($10,596,096). Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant of Millennial. Each whole warrant entitles the holder to acquire one common share of Millennial for a period of 24 months from the date of issuance of the warrant, at an exercise price of CAD$1.20 ($0.93) per share.

The Company paid certain finder’s fees to eligible parties in connection with the private placement and 104,147 finder warrants, each finder warrant exercisable into a common share of the Company for a period of 24 months at CAD$1.20 ($0.93) per share. Total cash costs of issue and finders fees amounted to CAD$105,034 ($95,450).

The grant date fair value of the 8,658,129 warrants issued upon close of the first tranche was $2,062,162 as calculated using the Black-Scholes option pricing model with the following assumptions: a 24 months expected average life; share price of CAD$0.55 ($0.42); 137% expected volatility; risk free interest rate of 1.79%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

17.	Share Capital (Continued)

(b)	Issued and outstanding - Common Shares (Continued)

The grant date fair value of the 743,909 warrants issued upon close of the second tranche was $175,442 as calculated using the Black-Scholes option pricing model with the following assumptions: a 24 months expected average life; share price of CAD $0.55 ($0.42) ; 137% expected volatility; risk free interest rate of 1.83%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants. See note 16.

The fair value of the 104,147 finders’ warrants issued upon close of the second tranche was $34,463 as calculated using the Black-Scholes option pricing model with the following assumptions: a 24 months expected average life; share price of CAD$0.55 ($0.42); 177% expected volatility; risk free interest rate of 1.83%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

ii)	On November 28, 2018, the Company issued 415,116 common shares (ascribed a fair value of $270,340 based on the quoted price of shares at the date of issue) to the Company’s chief marketing officer as a contractually obligated performance bonus.

iii)	On July 13, 2018 the Company closed a non-brokered private placement at a price of CAD$0.12 ($0.09) per unit. The Company issued 19,286,200 units for gross proceeds of CAD$2,314,344 ($1,757,050). Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant of Millennial. Each whole warrant entitles the holder to acquire one common share of Millennial for a period of 18 months from the date of issuance of the warrant, at an exercise price of CAD$0.17 ($0.13) per share. Cash costs of issue were $11,487.

The fair value of the 9,643,100 warrants issued was $257,750 as calculated using the Black-Scholes option pricing model with the following assumptions: a 18 months expected average life; share price of $0.155; 102% expected volatility; risk free interest rate of 1.92%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in historical stock prices over the expected life of the warrants. See note 16.

iv)	On April 10, 2017, the Company completed a non-brokered private placement of 13,333,333 units at a price of CAD$0.15 ($0.12) per unit for gross proceeds of $1,500,000. Each Unit consists of one common share in the capital of the Company and one half common share purchase warrant. Each whole warrant entitles the holder to acquire one additional share of the Company for a period of two years from the date of issuance at an exercise price of CAD$0.20 ($0.15) per share. In the event that the Company’s shares trade at a closing price of greater than CAD$0.40 ($0.31) per share for a period of 30 consecutive trading days at any time commencing 11 months after the closing of the offering, the Company may accelerate the expiry date of the warrants by providing notice to the shareholders thereof and in such case the warrants will expire on the 30th day after the date on which such notice is given by the Company.

The initial fair value of the 6,666,666 warrants payable upon issuance of 13,333,333 units was determined to be of $382,451 as calculated using the Black Scholes option pricing model with the following assumptions: a 24 months expected average life; exercise price of CAD$0.20 ($0.15); share price of CAD$0.16 ($0.12); 103% expected volatility based on comparable companies; risk free interest rate of 0.76%; and an expected dividend yield of 0%. The residual amount of $1,117,549 was allocated to common shares. The issuance costs of $12,758 was proportionately allocated between the common shares and warrants payable in the amount of $9,508 and $3,250, respectively. The issuance costs of $3,250 related to the warrants payable were expensed in the period as listing fees in the statement of loss and comprehensive loss. The issuance costs of $9,508 were offset against the common shares. See note 16.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

17.	Share Capital (Continued)

v)	On July 21, 2017, the Company closed a non-brokered private placement of units at a price of CAD$0.58 ($0.44) per unit, issuing 7,758,621 units for gross proceeds of CAD$4,500,000 ($3,562,128). Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional share for a period of 18 months from the date of issuance at an exercise price of CAD$0.72 ($0.55) per common share. In the event that the Company’s shares trade at a closing price of greater than CAD$1.50 ($1.15) per common share for a period of 30 consecutive trading days at any time after nine months after the closing of the relevant tranche of the offering, the Company may accelerate the expiry date of the warrants by providing notice to the holders thereof and in such case the warrants will expire on the 30th day after the date on which such notice is given by the Company. See note 16.

18.	Capital Management

The Company considers its capital to be its shareholders’ equity. As at August 31, 2018, the Company had shareholders’ equity of $6,789,672 (2017 - shareholders’ deficiency of $1,437,464). The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, through the use of lower cost capital, including raising share capital or debt when required to fund opportunities as they arise. The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital. There have been no changes to management’s approach to managing its capital during the years ended August 31, 2018 and 2017.

The Company is subject to Policy 2.5 of the TSXV Venture Exchange (“TSXV”) which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months. As of August 31, 2018, the Company was not compliant with Policy 2.5.

19.	Commitments and Contingencies

i)	Operating Leases

Eden Games is obligated under operating leases for use of its office premises for a 9 year period ending April 15, 2025. Eden Games can end the lease at end of every three-year period on six months advance notice. Payment of €25,000 ($19,150) is required every quarter. Annual future minimum rental payments under operating leases are as follows:

2019	€66,667 ($51,067)

The Company is also committed under the terms of commercial occupancy leases as follows:

2019	$255,000
2020	$270,000
2021	$330,000
2022 and thereafter	$120,000
Total	$975,000

ii)	Royalty Expenses

Royalty expenses relate to royalties paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of the Eden Games’ products. Eden Games has royalty agreements to utilize trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of its products. Eden Games has committed to pay royalties ranging from 4% to 25% of revenues after certain thresholds have been met, in connection with the underlying license agreements. Royalty expenses were €125,560 ($149,880) and €Nil for the year ended August 31, 2018 and 2017. Eden Games is required to remit 15% of the 8% royalty earned through F1 mobile sales to a third party as a commission for assisting in negotiations of the contract.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

19.	Commitments and Contingencies (Continued)

iii)	Consulting Contracts

The Company is committed to pay $49,850 in fiscal 2019 under the terms of a consulting services contract.

Under the terms of a consulting agreement, the Company is committed to pay an individual the following commissions on any transactions closing within twelve months of termination:

-	10% commission of the value of all commercial arrangements that are referred to the Company that executed and consummated

-	6% commission on any equity funds raised through his connection and 2% on any debt funds raised

Under the terms of three consulting agreements, the Company is committed to pay 0.5% of tokens issued to each consultant, should the Company ever undertake a initial coin offering.

Under the terms of a consulting agreement, the Company is committed to pay six months severance in the event of termination, amounting to $113,914. If revenue from the Eden mobile app exceeds £100,000 ($111,681) in a month, in the first year of this agreement, a bonus equal to 2.5% of the excess shall be paid up to a maximum of £100,000 ($111,681) on an annual basis. Each successive year, the monthly target will increase by 20% but the maximum will remain at £100,000 ($111,681).

iv)	Employment Contracts

Under the terms of an employment contract undertaken with the Company’s Chief Executive Officer (“CEO”), the Company is committed to pay nine months severance in the event of termination, amounting to $225,000. Additionally, the CEO’s employment agreement contains a provision for a discretionary annual bonus for up to 20%.

Under the terms of an employment contract undertaken with the Company’s controller, the Company is committed to pay three months severance in the event of termination, amounting to $42,500. Additionally, the controller’s employment agreement contains a provision for a discretionary annual bonus for up to 20%.

Under the terms of an employment contract undertaken with the a facility manager , the Company is committed to pay three months severance in the event of termination, amounting to $8,250. Additionally, the facility manager’s agreement contains a provision for a discretionary annual bonus for up to 20%.

The Company is committed to pay $230,000 under the terms of a 24 month fixed term contract with the Company’s Executive chairman, commencing August 1, 2018.

v)	Software Contract

The Company is committed under the terms of a software license agreement until Jun 1, 2021 for annual fees of $87,907, or $263,722 in aggregate.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

20.	Segmented Information

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (‘CODM’). The CODM has been determined to be the Company’s CEO as they are primarily responsible for the allocation of resources and the assessment of performance.

The CODM uses net (loss) income, as reviewed at periodic business review meetings, as the key measure of the Company’s results as it reflects the Company’s underlying performance for the period under evaluation.

The CODM’s primary focus for review and resource allocation is the Company as a whole and not any component part of the business. All revenue streams for the business are managed by divisional managers. Having considered these factors, management has judged that the Company comprises one operating segment under IFRS 8. As such, the disclosures required under IFRS 8 for the consolidated financial statements are shown on the face of the consolidated statement of loss and comprehensive loss and consolidated statement of financial position.

Geographical Breakdown

August 31, 2018

	North America	United Kingdom	European Union	Total
Assets	$318,744	$2,541	$14,587,330	$14,908,615
Long-term assets	$-	$-	$13,218,030	$13,218,030
Net loss	$(6,521,189)	$(3,329,195)	$(1,653,079)	$(11,503,463)

August 31, 2017

	North America	United Kingdom	European Union	Total
Assets	$4,471,162	$3,616,497	$752,850	$8,840,509
Long-term assets	$930,622	$3,536,385	$2,028,963	$6,495,970
Net loss	$(9,850,167)	$(78,364)	$(127,994)	$(10,056,525)

As at August 31, 2018, cash of $70,509 (2017 - $1,589,204) was held in US and Canadian Chartered banks, $537,162 held in Euros in the European Union (2017 - $33,681), and $261 held in GBP in the United Kingdom (2017 - $23,822).

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

21.	Fair Value and Financial Risk Factors

Risk Management

In the normal course of business, the Company is exposed to a number of risks that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

Fair Values

The Company has designated its cash and short-term and long-term investments as FVTPL which are measured at fair value. Fair value of cash is determined based on transaction value and is categorized as a Level 1 measurement. Short-term investments are categorized as Level 2 measurement, long-term investment is classified as Level 3 measurement, and warrant liability is categorized as Level 2 measurement.

-	Level 1 - includes quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2 - includes inputs that are observable other than quoted prices included in Level 1.

-	Level 3 - includes inputs that are not based on observable market data.

As at August 31, 2018 and 2017, both the carrying and fair value amounts of the Company’s cash, accounts and other receivables, government remittances receivable, accounts payable and accrued liabilities, McLaren loan, put option redemption liability, customer points liability, and contingent consideration are approximately equivalent due to their short term nature.

Fair value of financial instruments

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the years ended August 31, 2018 and 2017. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

	August 31, 2018	August 31, 2017
	$	$
Balance, beginning of year	1,328,077	-
Purchase at cost	242,700	1,328,077
Unrealized (loss)	(1,570,777)	-
Balance, end of year	-	1,328,077

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to accounts and other receivables. Management believes credit risk with respect to financial instruments included in accounts and other receivable is minimal. As at August 31, 2018 and 2017, all of the Company’s accounts receivable are current and the allowance for doubtful account is $nil. The Company’s maximum exposure to credit risk as at August 31, 2018 and 2017 is the carrying value of accounts and other receivables.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations. The Company manages its liquidity risk by forecasting it operations and anticipating its operating and investing activities. All amounts comprising accounts payable and accrued liabilities, McLaren loan, put option redemption liability, contingent consideration liability, and customer points liability, and current portion of long-term debt of $6,635,775 (2017 - $1,145,571) are due within one year.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

21.	Fair Value and Financial Risk Factors (Continued)

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market risk factors. The market risk factor that affects the Company is foreign currency risk.

Foreign Currency Risk

The Company is exposed to foreign currency risk due to the timing of their accounts payable balances, valuation of its warrant liability and contingent share obligation due to the use of prevailing exchange rates in the valuation process. The risk associated with accounts payable mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. Warrant liability and contingent share liability are non-cash items with foreign exchange variances presented as gains or losses on the Company’s consolidated statements of loss and comprehensive loss. Aside from these items, the Company is not exposed to significant foreign currency risk based on its current operations.

Concentration of Risk

During the year ended August 31, 2018, three customers represented 87% of revenue and as at August 31, 2018, 75% of accounts and other receivables. There were no significant concentrations during the year ended August 31, 2017.

Sensitivity Analysis

Based on management’s knowledge and experience of the financial markets, the Company believes the following movements are reasonably possible over the next twelve months:

The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash, accounts and other receivables, and accounts payable denominated in Euros, GBP and Canadian dollars. Sensitivity to a plus or minus one percentage point change in exchange rates would impact the reported net loss by approximately $125,000 for the year ended August 31, 2018.

22.	Related Party Transactions and Balances

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management includes the following:

	2018	2017
Total compensation paid to key management	$1,112,051	$275,261
Share based payments	$1,853,445	$400,432

The total compensation paid to key management is recorded in consulting and salaries and wages in the statement of loss and comprehensive loss for the years ended August 31, 3018 and 2017.

Amounts due to related parties as at August 31, 2018 with respect to the above fees were $252,797 (2017 - $8,143). These amounts are unsecured, non-interest bearing and due on demand.

During the year ended August 31, 2018, the Company expensed $115,989 (2017 - $64,919) which is included in accounts payable and accrued liabilities in the statement of financial position, to Marrelli Support Services Inc. (“Marrelli Support”) and DSA Corporate Services Inc. (“DSA”), together known as the “Marrelli Group” for:

(i)	Robert D.B. Suttie to act as Chief Financial Officer (“CFO”) of the Company;

(ii)	Bookkeeping and office support services;

(iii)	Corporate filing services; and

(iv)	Corporate secretarial services.

The Marrelli Group is also reimbursed for out of pocket expenses.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

22.	Related Party Transactions and Balances (Continued)

Both Marrelli Support and DSA are private companies. Robert Suttie is the Vice-President of Marrelli Support.

During the year ended August 31, 2018, 1,250,000 common shares were issued through the exercise of options, in aggregate, to two directors of the Company on exercise of stock options to settle debt of $135,118.

During the year ended August 31, 2018, 997,154 units were issued to three directors pursuant to the January 9, 2018 and July 13, 3018 private placement for gross proceeds of $412,954.

On January 12, 2018, the Company granted 1,100,000 stock options to directors of the Company with an exercise price of CAD$0.72 ($0.56) per share, expiring on January 12, 2023. See note 15.

On January 13, 2018, the Company granted 250,000 stock options to a director of the Company with an exercise price of CAD$0.73 ($0.56) per share, expiring on January 12, 2023. See note 15.

On January 19, 2018, the Company granted 750,000 stock options to an officer of the Company with an exercise price of CAD$0.72 ($0.56) per share, expiring on January 12, 2023. See note 15.

On July 25, 2018, the Company granted 5,000,000 stock options to an officer of the Company with an exercise price of CAD$0.14 ($0.11) per share, expiring on July 25, 2025. See note 15.

On October 30, 2017, the Company granted 3,000,000 stock options to a director with an exercise price of CAD$0.78 ($0.60) per share, expiring on October 30, 2027. During the year ended August 31, 2018, these options were cancelled. See note 15.

On November 3, 2017, the Company granted 500,000 stock options with an exercise price of CAD$0.80 ($0.62) per share, expiring on November 3, 2022 to a director of the Company. During the year ended August 31, 2018, these options were cancelled. See note 15.

On November 22, 2017, the Company granted 1,000,000 stock options with an exercise price of CAD$0.77 ($0.59) per share, expiring on October 31, 2018 to an officer of the Company. The options were cancelled subsequent to the year ended August 31, 2018. During the year ended August 31, 2018, 750,000 and 250,000 options, with exercise prices of CAD$0.72 ($0.56) and CAD$0.73 ($0.56), respectively, granted to a director of the Company were cancelled.

See note 25.

23.	Income Taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2017 - 26.5%) to the effective tax is as follows:

	2018	2017
Loss before recovery of income taxes	$(12,363,106)	$(10,102,283)
Expected income tax recovery	(3,276,000)	(2,677,105)
Adjustments resulting from:
Difference in foreign tax rates	(25,000)	(107,527)
Tax rate changes and other adjustments	-	(2,672)
Share based compensation and non-deductible expenses	611,000	175,840
Change in tax benefits not recognized	1,830,357	2,565,706
Income tax recovery reflected in the statement of operations	$(859,643)	(45,758)

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

23.	Income Taxes (Continued)

Deferred Income Taxes

	2018	2017
Deferred tax assets:
Net operating losses - USA	$-	$154,774
Net operating losses - UK & Spain	109,171	29,734
Net operating losses - France	1,678,553	-
Net operating losses - Canada	759,190	-
Deferred tax liabilities
Property and equipment	-	(150,601)
Intangible assets	(1,642,902)	(477,515)
Prepaid insurance	-	(4,173)
Warrants	(759,190)	-
Net deferred tax asset (liability)	$144,822	$(447,781)

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the company has the legal right and intent to offset.

Movement in deferred tax (liabilities) assets:

	2018	2017
Balance, beginning of year	$(447,781)	$-
Recognized in profit/loss	859,643	45,758
Recognized in goodwill	(267,040)	(493,539)
Balance, end of year	$144,822	$(447,781)

Unrecognized Deferred Tax Assets

Deferred taxes are provided as a result of temporary differences that arise due to the difference between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2018	2017
Property and equipment	$384,124	$336,122
Net operating losses carried forward - US	2,814,233	1,356,571
Non-capital losses carried forward - Canada	8,076,460	4,767,990
Share issuance costs	141,103	26,415
Warrants	-	5,168,347
	$11,415,920	$11,655,445

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

23.	Income Taxes (Continued)

The Canadian non-capital loss carry forwards expire as noted in the table below. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect to these items because it can not be determined as probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

The Company’s Canadian non-capital income tax losses expire as follows:

2034	$1,052,860
2035	1,062,350
2036	487,100
2037	2,165,670
2038	3,704,437
$8,472,417

Non-capital losses in France can be carried forward for an unlimited time; however, tax losses can be applied against taxable income in a future year to a maximum of €1,000,000 ($1,164,000) and 50% of taxable income in excess of €1,000,000 ($1,164,000).

24.	Loss Per Share

The calculation of basic and diluted loss per share for the year ended August 31, 2018 was based on the loss attributable the common shareholders of $11,503,463 (2017 - $10,056,525), and the weighted average number of common shares outstanding of 136,599,592 (2017 - 83,901,891). Diluted loss per share does not include the effect stock of options or warrants as they are anti-dilutive.

Millennial Esports Corp.

Notes to Consolidated Financial Statements

For the Years Ended August 31, 2018 and 2017

(Expressed in United States Dollars)

25.	Subsequent Events

i)	On January 4, 2019, the Company signed an asset and share purchase agreement to sell its wholly owned subsidiary PGL Nevada, and its interests in thE Arena in Las Vegas, the Millennial Esports tournament app, the LOL Champions app and related assets to Esports Capital Corp. (“ECC”). As a result of the sale, ECC shall be responsible for all ongoing liabilities of these properties in exchange for the Company making a payment of $400,000 to ECC, plus a further CAD$40,000 ($30,800) payment pertaining to the termination of an office lease. ECC shall assume responsibility for all liabilities of PGL Nevada.

ECC is controlled by Alex Igelman, a director of the Company. Completion of the transaction is subject to the approval of the TSX-V.

ii)	On December 18, 2018, the Company closed a first tranche of its non-brokered private placement of convertible debentures in the principal amount of $1,600,000. The debentures will mature 24 months from the date of issuance and bear interest at a rate of 12% per annum, payable on maturity. The debenture holders may convert at any time, all or a portion of the convertible loan principal into units of the Company at a price of CAD$0.09 ($0.07) per unit for the first 12 months and thereafter at a price of CAD$0.10 ($0.08) per unit until maturity. Each unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share of the Company at an exercise price of CAD$0.09 ($0.07) per share for the first 12 months and thereafter at a price of CAD$0.10 ($0.08) per share for a period of five years from the issuance of the debentures. The funding from this debenture issuance originated from a company with which a director of Millennial is an officer.

Proceeds of the private placement will be used for, among other things, the payment of certain acquisition costs, operational items related to acquisitions by the Company, and other corporate matters.

All securities issued pursuant to the private placement will be subject to a statutory hold period expiring four months and one day from closing.

iii)	On September 30, 2018, the Company closed a series of promissory notes totalling CAD$264,000 ($203,824). These notes are unsecured, bear interest at 18% per annum (with a minimum of 4 months interest being payable) one year term, maturing on September 30, 2019. Of the amounts raised, CAD$100,000 ($77,206) was received from a company with which a director of the Company is an officer, and CAD$32,000 ($24,706) was received from a company controlled by a director of the Company.

iv)	On September 14, 2018, the Company issued 2,000,000, CAD$0.13 ($0.10) options to the Company’s Chief Marketing Officer. The options vest in accordance with certain share and performance targets and have a term of seven years.

v)	Subsequent to August 31, 2018, 100,000 and 180,000 options with exercise prices of CAD$0.72 ($0.56) and CAD$0.14 ($0.11), respectively, issued to the Company’s former Chief Technology Officer were cancelled.

vi)	Subsequent to August 31, 2018, Mr. Ron Spohel and Mr. Alex Igelman resigned as directors of the Company.

vii)	On February 27, 2019, the minority shareholders of Eden Games had an option to sell their remaining preferred shares of Eden Games at €12.16 ($14.20) per share (€443,572 ($518,120) in total). Subsequent to August 31, 2018, this option expired unexercised.

On March 28, 2019, the minority shareholders of Eden Games exercised their option to sell their remaining common shares of Eden Games at €12.16 ($14.20) per share (€ 1,274,745 ($1,480,744) in total).

viii)	On October 29, 2018, 1,000,000 CAD$0.77 ($0.59) options were cancelled.

ix)	Subsequent to August 31, 2018, 100,000 CAD$0.05 ($0.04) warrants were exercised for gross proceeds of CAD$5,000 ($3,451).

x)	See note 14.